UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENBRIDGE ENERGY PARTNERS, L.P.

(Name of Issuer)

Class A Common Units

(Title of Class of Securities)

29250R 10 6

(CUSIP Number)

Tyler W. Robinson, Esq.

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Canada

(403) 231-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Energy Company, Inc. 39-0793581
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 344,632,085 †
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 344,632,085 †
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,632,085 †
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%†
14.	Type of Reporting Person (See Instructions) CO

†

The number and percentage of Class A Common Units representing limited partner interests of the Issuer reported as beneficially owned by Enbridge Energy Company, Inc. (“EECI”) in this Schedule 13D/A includes 18,114,975 Class E Units of the Issuer, which are convertible into Class A Common Units at the option of EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power *
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*

EECI is wholly owned by Enbridge (U.S.) Inc. (“EUSI”). Therefore, EUSI may be deemed to be the beneficial owner of 326,517,110 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EUSI is filing this Amendment No. 7 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power **
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) CO

**

EECI is indirectly owned by Enbridge US Holdings Inc. (“EUSHI”). Therefore, EUSHI may be deemed to be the beneficial owner of 326,517,110 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EUSHI is filing this Amendment No. 7 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power ***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power ***
11.	Aggregate Amount Beneficially Owned by Each Reporting Person ***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) ***
14.	Type of Reporting Person (See Instructions) CO

***

EECI is indirectly owned by Enbridge Inc. (“Enbridge”). Therefore, Enbridge may be deemed to be the beneficial owner of 326,517,110 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, Enbridge is filing this Amendment No. 7 to Schedule 13D jointly with EECI.

This Amendment No. 7 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 2, 4, 5, 6 and 7 of the Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on December 11, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on October 21, 2009, Amendment No. 2 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on May 8, 2013, Amendment No. 3 to the Original Schedule 13D, filed by Enbridge Inc. (“EI”), Enbridge (U.S.) Inc. (“EUSI”), Enbridge US Holdings Inc. (“EUSHI”) and Enbridge Energy Company, Inc. (“EECI” and, together with EI, EUSI and EUSHI, the “Reporting Persons”) with the Securities and Exchange Commission on May 2, 2016, Amendment No. 4 to the Original Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2017, Amendment No. 5 to the Original Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on May 17, 2018 and Amendment No. 6 to the Original Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on September 19, 2018.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following paragraph:

On December 20, 2018, following the consummation of, and as a result of, the Merger (as defined below), the executive officers and directors of the Reporting Persons (collectively, the “Listed Persons”) ceased to beneficially own any EEP Class A Common Units (as defined below) of the Issuer. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

On December 20, 2018, Winter Acquisition Sub II, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Enbridge (“Merger Sub”), merged with and into the Issuer, with the Issuer continuing as the surviving entity and an indirect, wholly owned subsidiary of Enbridge (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of September 17, 2018 (the “Merger Agreement”), by and among the Issuer, EECI, Enbridge Energy Management, L.L.C., Enbridge, EUSI, Merger Sub, and, solely for the purposes of Article I, Article II and Article XI, EUSHI.

As a result of the Merger, each Class A common unit of the Issuer representing limited partner interests in the Issuer (each, an “EEP Class A Common Unit”) issued and outstanding immediately prior to the effective time of the Merger (excluding certain Excluded Units, as defined in the Merger Agreement) was converted into the right to receive from Enbridge 0.335 of a common share of Enbridge. As a result of the Merger, the Reporting Persons own all of the outstanding EEP Class A Common Units.

The EEP Class A Common Units will be removed from listing and registration from the New York Stock Exchange.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following paragraph:

As a result of the Merger described in Item 4 (which Item 4 is incorporated herein by reference), the Reporting Persons own all of the outstanding EEP Class A Common Units. Because the registration of the EEP Class A Common Units will be terminated, EEP Class A Common Units held by Enbridge and its subsidiaries will no longer be subject to reporting under Section 13(d) of the Securities Exchange Act of 1934, as amended. Consequently, this Amendment No.7 to the Original Schedule 13D constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following paragraph:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

On December 20, 2018, pursuant to the terms of the Merger Agreement, EECI, as the general partner of the Issuer and on behalf of the limited partners of the Issuer, executed Amendment No. 2 to the Eighth Amended and Restated Agreement of Limited

Partnership of the Issuer (the “LPA Amendment”), which became effective immediately prior to the Effective Time. The LPA Amendment waives Section 5.10(d)(iii) of the Partnership Agreement, which prohibits a merger of the Issuer with Enbridge at any time during which there are any I-Units outstanding, if in such merger a limited partner receives consideration other than cash or common units or a security that is in all material respects the same as a common unit (or, with respect to limited partners holding I-Units, I-Units or a security that is in all material respects the same as an I-Unit).

The above description of the LPA Amendment does not purport to be complete and is subject to, and qualified entirely by, the full text of the LPA Amendment, which is filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 20, 2018, and the terms of which are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended and supplemented with the following:

(e)

Amendment No. 2, dated as of December 20, 2018, to the Eighth Amended and Restated Agreement of Limited Partnership of Enbridge Energy Partners, L.P., dated as of April 27, 2017 (incorporated by reference to Exhibit 3.1 to Enbridge Energy Partners, L.P.’s Current Report on Form 8-K (File No. 001-10934) filed with the Securities and Exchange Commission on December 20, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda Opheim
Name:	Wanda Opheim
Title:	Senior Vice President, Finance

ENBRIDGE US HOLDINGS INC.

By:	/s/ David Taniguchi
Name:	David Taniguchi
Title:	Corporate Secretary

ENBRIDGE (U.S.) INC.

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Corporate Secretary

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Corporate Secretary